UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZONED PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

98978X 208

(CUSIP Number)

GREG JOHNSTON

c/o Zoned Properties, Inc.

14300 N. Northsight Blvd., #208,

Scottsdale, AZ 85260

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978X 208	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GREG JOHNSTON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,262,500
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,262,500
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,262,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3%
14.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 98978X 208	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock of Zoned Properties, Inc. The issuer’s principal executive offices are located at 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260.

Item 2. Identity and Background.

(a) Greg Johnston

(b) Business Address: 14300 N. Northsight Blvd., #208, Scottsdale, AZ 85260

(c) The reporting person’s principal business is 915 Stitch Road, Lake Stevens, Washington 98258.

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

Item 3. Source or Amount of Funds or Other Consideration.

On January 14, 2014, approximately 12,500 shares of common stock were purchased from the Issuer by Greg Johnston in exchange for payment of $1,500,000. On July 28, 2014, 1,500,000 shares of common stock were purchased from the Issuer by Greg Johnston in exchange for payment of $15,000. On August 22, 2014, 1,000,000 shares of common stock were purchased from the Issuer by Greg Johnston in exchange for payment of $1,000,000.

Item 4. Purpose of Transaction.

The reporting person intends to participate in and influence the affairs of the issuer only with respect to his voting rights associated with his shares of common and preferred stock.

In addition to the reporting person’s common stockholdings, the reporting person holds 1,000,000 shares of the issuer’s non-convertible preferred stock. Each share of the issuer’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the issuer’s non-convertible preferred stock is entitled to 50 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, the reporting person and another stockholder (Alex McLaren) have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. In addition, certain corporate action requires the affirmative vote by holders of at least 51% of the outstanding preferred stock. On those matters that require the approval of at least 51% of the preferred stock, both the reporting person and Mr. McLaren must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

The reporting person’s aggregate voting power, with his common and preferred stockholdings, is approximately 43.7%.

The reporting person does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

CUSIP No. 98978X 208	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person beneficially owns 1,262,500 shares of common stock, representing approximately 7.3% of the outstanding shares of common stock.

In addition to the reporting person’s common stockholdings, the reporting person holds 1,000,000 shares of the issuer’s non-convertible preferred stock. Each share of the issuer’s common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Each share of the issuer’s non-convertible preferred stock is entitled to 50 votes per share on each matter submitted to a vote of stockholders. Holders of preferred shares vote along with common stockholders on each matter submitted to a vote of security holders. As a result of the multiple votes accorded to holders of the preferred stock, the reporting person and another stockholder (Alex McLaren) have the ability to control the outcome of all matters submitted to a vote of stockholders, including the election of directors. In addition, certain corporate action requires the affirmative vote by holders of at least 51% of the outstanding preferred stock. On those matters that require the approval of at least 51% of the preferred stock, both the reporting person and Mr. McLaren must provide their approval inasmuch as each of them owns 50% of the outstanding preferred stock.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The reporting person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock.

(c)	The reporting person did not effect any transactions in the issuer’s common stock in the last 60 days. On August 3, 2016, the reporting person transferred 1,250,000 shares of common stock pursuant to a separation agreement as part of a division of marital assets in connection with the reporting person’s pending divorce.

(d)	Other than the reporting person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. The reporting person: (i) holds no options to purchase shares of common stock, (ii) has no interest in any other securities of the issuer, except as set forth in Items 4 and 5(a) above, and (iii) is not a party to an agreement in which it shall receive additional securities of the issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 98978X 208	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2017

/s/ Greg Johnston
Greg Johnston